Filed by Amneal Pharmaceuticals LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Impax Laboratories, Inc.

Commission File No.: 001-34263

FOR IMMEDIATE RELEASE

CONTACTS:

Amneal

Mary Cunney

Ogilvy

(212) 884-4038

Impax

Mark Donohue

(215) 558-4526

AMNEAL AND IMPAX TO COMBINE

Combination Creates Diversified Pharmaceutical Company with 5th Largest Generics Business in the United States

Combined Company to Benefit from Expanded Generics Product Portfolio,

Premier Diversified Generics Pipeline, Broad R&D Capabilities Across Dosage Forms,

High-Quality and Low-Cost Global Manufacturing and Distribution Network, and

Enhanced Financial Foundation

Combined Company to Have Industry-Leading Growth Profile with

Annual Double-Digit Organic Growth in Revenue and Adjusted EPS

Transaction Expected to Generate $200 Million of Annual Cost Savings within

Three Years and be Accretive to Impax’s Adjusted EPS within First 12 Months

Strong Combined Cash Flow Allows for Pay-Down of Debt and Future Growth Investments

Impax Affirms 2017 Financial Guidance

BRIDGEWATER, NJ and HAYWARD, CA, October 17, 2017 – Amneal Pharmaceuticals LLC and Impax Laboratories, Inc. (NASDAQ: IPXL) today announced that they have entered into a definitive business combination in an all-stock transaction. As a result of the transaction, Amneal Holdings members will own approximately 75% and Impax shareholders will own approximately 25% of the new company’s pro forma shares on an as converted basis.

The combined company, to be named Amneal Pharmaceuticals, Inc., will have a robust generics business that will rank as the 5th largest in the United States by gross revenue and a growing, high-margin specialty franchise. The combined company is expected to have 2018 pro forma adjusted EBITDA of approximately $700 million to $750 million, which includes expected significant cost savings within the first full year of close. In addition to its broad existing commercial product portfolio, the combined organization will have a diverse and differentiated pipeline with more than 300 products either filed with the FDA or in active stages of development, a foundation for international expansion with select commercial presence in the United Kingdom and Germany, and cost-efficient global manufacturing and development capabilities in all dosage forms. The transaction is expected to enhance the combined organization’s competitive position and allow for continued success in an evolving generics market.

“In the 15 years since our family founded Amneal, we have established the company as a leader in the U.S. generic pharmaceuticals industry, and today marks an important milestone in these efforts,” said Chirag Patel, Co-Chief Executive Officer and Co-Chairman of Amneal. “This transaction combines the complementary strengths of both Amneal and Impax to create an even stronger company with the diversification, capabilities and resources to deliver enhanced value for patients, new opportunities for our collective employees and increased growth and value creation for shareholders.”

“We are excited to join with Impax to create one of the most dynamic companies in the pharmaceutical industry,” said Chintu Patel, Co-Chief Executive Officer and Co-Chairman of Amneal. “This combination will help us achieve our long-term goals of providing greater access to safe and affordable medicine for people around the world, while also positioning us for continued success.”

“This combination delivers on several key stated growth objectives for Impax,” said Paul Bisaro, President and Chief Executive Officer of Impax. “By combining Amneal and Impax, we create a more diversified company with one of the industry’s leading high-value generic product pipelines and a growing specialty business. Our combined portfolio will be supported by global, high-quality development and manufacturing capabilities.”

“This transaction is financially compelling as we expect the combination to be accretive to Impax’s standalone adjusted per share earnings in the first 12 months and generate double-digit growth in revenue and adjusted EPS over the three years following the close of the transaction. We expect to achieve annual cost synergies of approximately $200 million within three years,” Bisaro continued. “The anticipated strong cash flows from the combined company allow for the repayment of debt and the ability to meaningfully invest in our business.”

The new company will be led by an experienced team with a proven track record in driving strong organic growth and successfully integrating acquisitions. Amneal’s Founders and Co-Chief Executive Officers, Chirag Patel and Chintu Patel, will serve as Co-Chairmen of the combined company’s Board of Directors. Paul Bisaro, President and Chief Executive Officer of Impax, will serve as Chief Executive Officer of the combined company, and Bryan Reasons, Senior Vice President, Finance and Chief Financial Officer of Impax, will serve as Chief Financial Officer. This leadership team will be supported by the combined company’s nearly 6,500 employees operating from strategically positioned locations around the globe.

Numerous Strategic Benefits to Drive Future Growth

•	Significantly Expanded Generics Portfolio: The combined company will have a generics portfolio with approximately 165 differentiated product families marketed in all dosage forms. The combined company will hold a #1 or #2 position in a significant number of its marketed products.

•

Exceptional Generics Pipeline: The combination is expected to create one of the largest generic pipelines in the United States, with approximately 150 pending ANDAs and 165 projects in active stages of development. Nearly half of all pipeline products are exclusive first-to-file, first-to-market or other high-value opportunities with three or fewer competitors estimated at the time of launch. The combination also adds a foundation for commercial entry into biosimilars with two in-licensed products, one filed and one near-term filing opportunity in development.

•	High-quality R&D Capabilities: The combined company will have a strong commitment to R&D. Its annual R&D investment is expected to be approximately 10% of pro forma combined net revenue, with a focus on the strategic development of high-value products within generics and specialty pharmaceuticals. The combined organization’s internal generic R&D capability is expected to drive growth through continued investment in the development of complex dosage forms and technologies, including injectables, topicals, transdermals, inhalation, complex molecules and drug-device combinations. Additionally, the combined company is expected to benefit from well-established external partnerships focused on maximizing pipeline opportunities in specialty delivery forms and biosimilars.

•	Strengthened Global Supply Chain Capability: The combined company is expected to manufacture and distribute its products from a strengthened global supply chain supporting capabilities across all dosage forms, with R&D and manufacturing sites in the United States, India and Ireland.

•	Growing Specialty Franchise: The combined company will include Impax’s high-margin specialty franchise, which is expected to provide stable cash flow and long-term growth through its innovative platform of products targeting CNS disorders, anti-parasitic infections and other select specialty therapeutic areas. The specialty portfolio includes RYTARY® (carbidopa and levodopa), ZOMIG® Nasal Spray (zolmitriptan), EMVERM™ (mebendazole) and ALBENZA® (albendazole).

Financially Compelling Transaction

•	Industry Leading Growth Profile: On a pro forma basis, the combined company is expected to generate annual double-digit growth in net revenue, adjusted EBITDA and adjusted EPS over the three years following the close of the transaction. The combination is expected to be accretive to Impax’s adjusted EPS in the first 12 months after close.

•	Diversified Revenue Stream: The combination creates sustainable long-term growth potential in generics and provides significant revenue diversification, with the top five generic drugs of the combined company accounting for approximately 25% of pro forma net revenue for the last 12 months ended June 30, 2017.

•	Significant Cost Saving Opportunities: The transaction is expected to generate $200 million in annual cost savings within three years following the close of the transaction. The majority of the savings will result from the complementary nature of the companies’ combined operations as well as margin-enhancing product transfer opportunities. These savings are incremental to the previously announced Impax standalone cost savings initiatives.

•	Significant Cash Flow Generation: The combined company is expected to have 2017 pro forma net revenue ranging from $1.75 billion to $1.85 billion and pro forma adjusted EBITDA of approximately $600 million to $650 million in 2017 and $700 million to $750 million in 2018, each including $80 million to $120 million of annualized cost savings within the first full year of close. The significant cash flow generated will enable the new company to pay down debt, while also continuing to invest in R&D and high-growth specialty assets.

Transaction Terms

Under the terms of the agreement, a new, publicly traded holding company, Amneal Pharmaceuticals, Inc., will be formed. As a result of the transaction, Amneal Holdings members immediately prior to the closing of the transaction will receive non-economic, voting shares of Amneal Pharmaceuticals, Inc. and will be able to exchange, at or following closing, their membership units in Amneal Pharmaceuticals LLC for class A common shares of Amneal Pharmaceuticals, Inc. As a result, Amneal members immediately prior to the closing of the transaction will own approximately 75% of the voting power of Amneal Pharmaceuticals, Inc. and Impax’s shareholders immediately prior to the closing of the transaction will own approximately 25% of the voting power of Amneal Pharmaceuticals, Inc. The transaction will be structured as an “Up-C” transaction with a tax receivable agreement split 85% / 15% between Amneal Holdings members and Amneal Pharmaceuticals, Inc., respectively.

In connection with the transaction, the combined company has secured fully committed financing from JPMorgan Chase Bank, N.A. and Bank of America Merrill Lynch to refinance both companies’ currently outstanding debt obligations.

Private Placement

In connection with the transaction, Amneal Holdings members have entered into definitive purchase agreements with select institutional investors including TPG and funds affiliated with Fidelity Management & Research Company to sell 46.8 million unregistered common shares at $18.25 per share in a private placement for gross proceeds of $855 million, or approximately 15% of fully diluted common shares outstanding on an as converted basis.

“We’ve known Paul for many years, and his credibility and vision as a great operator and leader, paired with the extraordinary business built by the Patel brothers, creates a truly powerful business combination,” said John Schilling, Partner at TPG. “At a time where scale and differentiated products continue to increase in importance, this transaction brings together a great operator and a market-leading pipeline to form a unique company that serves an array of unmet patient needs. We are excited to support the team as they create this world class company.”

New Company Board of Directors and Headquarters

The new combined company’s Board of Directors is expected to be comprised of 11 members, six of whom will be appointed by Amneal Holdings, including Chirag Patel and Chintu Patel, and five of whom will be appointed by Impax, including Impax Chairman, Bob L. Burr, who is expected to be appointed lead independent director, and Paul Bisaro. Other members of the Board will be announced in the coming months.

The new combined company will be headquartered in Bridgewater, New Jersey.

Approvals and Timing

The transaction agreement has been unanimously approved by the Boards of Directors of Amneal and Impax, and is supported by the management teams of both companies.

The transaction is expected to close in the first half of 2018, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and Impax shareholder approval. Amneal Pharmaceuticals received the requisite approval from its members for the transaction.

Impax 2017 Financial Guidance Affirmed

Impax today confirmed the Company’s full year 2017 financial guidance, as previously discussed on August 9, 2017 in connection with the Company’s second quarter 2017 financial results and reviewed below. The Company’s full year 2017 estimates are based on management’s current expectations, including with respect to prescription trends, pricing levels, inventory levels, and the anticipated timing of future product launches and events. The estimates exclude the cost savings and one-time charges from the new cost savings initiatives outlined in the consolidation and improvement plan announced on May 10, 2017.

The Company does not provide forward-looking guidance metrics as outlined below on a GAAP basis as certain financial information, such as restructuring and impairment charges and other items used to determine such measures are not available and cannot be reasonably estimated. The following statements are forward looking and actual results could differ materially depending on market conditions and the factors set forth under “Safe Harbor” below.

•	Adjusted gross margins as a percent of total revenue are expected to be approximately 47% to 49%.

•	Adjusted research and development expenses, including patent litigation expenses, across the generic and brand divisions of approximately $93 million to $97 million.

•	Adjusted selling, general and administrative expenses of approximately $190 million to $195 million.

•	Adjusted interest expense of approximately $28 million.

•	Capital expenditures of approximately $25 million to $30 million.

•	Effective tax rate of approximately 33%.

•	Full year 2017 adjusted net income per share of $0.55 to $0.70.

Advisors

J.P. Morgan Securities LLC is serving as financial advisor to Amneal in connection with the combination and as placement agent to Amneal in connection with the private placement. Latham & Watkins LLP is serving as legal counsel to Amneal. Morgan Stanley is serving as financial advisor to Impax, and Sullivan & Cromwell LLP is serving as legal counsel. In addition, Impax received advice from BofA Merrill Lynch.

Conference Call Information

Amneal and Impax will hold a joint conference call on October 17, 2017 at 8:30 a.m. Eastern Time to discuss the transaction. The call and presentation can also be accessed via a live Webcast through the Investor Relations section of Impax’s Web site at https://investors.impaxlabs.com/Investor-Relations/default.aspx, or directly at https://event.on24.com/wcc/r/1530544/BB8F72422F9A043C3CBBD0F3BBA109D6. The number to call from within the United States is (877) 356-3814 and (706) 758-0033 internationally. The conference ID is 8089329. A replay of the conference call will be available shortly after the call for a period of seven days. To access the replay, dial (855) 859-2056 (in the U.S.) and (404) 537-3406 (international callers).

About Amneal

Amneal Pharmaceuticals LLC, a privately-held company headquartered in Bridgewater, New Jersey, is one of the largest and fastest growing generic pharmaceutical manufacturers in the United States. Founded in 2002, Amneal now has more than 5,000 employees in its operations in North America, Asia, and Europe, working together to bring high-quality, affordable medicines to patients worldwide. Amneal has significantly expanded its portfolio of generic products to include complex dosage forms in a broad range of therapeutic areas. For more information, visit www.amneal.com.

About Impax

Impax Laboratories, Inc. (Impax) is a specialty pharmaceutical company applying its formulation expertise and drug delivery technology to the development of controlled-release and specialty generics in addition to the development of central nervous system disorder branded products. Impax markets its generic products through its Impax Generics division and markets its branded products through the Impax Specialty Pharma division. Additionally, where strategically appropriate, Impax develops marketing partnerships to fully leverage its technology platform and pursues partnership opportunities that offer alternative dosage form technologies, such as injectables, nasal sprays, inhalers, patches, creams, and ointments. For more information, visit www.impaxlabs.com.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax and Amneal caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to statements regarding benefits of the proposed transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Forms 10-K for the fiscal year ended

December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than as described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax and Amneal on the date hereof, and unless legally required, Impax and Amneal disclaim and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to that certain Business Combination Agreement by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax, Amneal or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526. Copies of the documents filed with the SEC by Amneal will be available free of charge by contacting Amneal Investor Relations at (908) 947-3740 or by email at investor_relations@amneal.com.

Participants in the Merger Solicitation

Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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